T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

BY EDGAR

January 30, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Re:	Avino Silver & Gold Mines Ltd. Form 20-F for the Year Ended December 31, 2013 Filed April 17, 2014 File No. 001-35254

Dear Ms. Jenkins:

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated January 28, 2015. We have reproduced the text of the staff comments in bold-faced type and have provided our responses in italics. Terms used in our responses that are not defined shall have the same meanings as defined in our Form 20-F, as amended on January 12, 2015.

Form 20-F for the Year Ended December 31, 2013

Item 7. Major Shareholders and Related Party Transactions, page 70

1.

We note your response to prior comment 8; however, your proposed disclosure does not clearly identify the related party in each case. Please provide revised draft disclosure that clearly identifies the companies controlled by your affiliates and the names of your affiliates for each transaction.

Response: Our revised draft disclosure for future filings is as follows:

“The Company has entered into a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The Company holds a 1/6 indirect beneficial ownership interest in Oniva, with five other public companies holding equal 1/6 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company’s CEO and CFO, serve as CEO and CFO respectively with Oniva, and certain of the Company’s directors and officers also serve in those capacities in all five of the other public companies. The companies’ interests in Oniva are held in trust by David Wolfin and a family member of Mr. Wolfin. The cost sharing agreement may be terminated with one-month notice by either party without penalty. For the years ended December 31, 2014, 2013 and 2012, the Company paid Oniva $____, $____ and $_____ respectively.

Securities and Exchange Commission

Division of Corporation Finance

Tia L. Jenkins

Senior Assistant Chief Accountant

January 30, 2015

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2014, 2013 and 2012, the Company paid $____, $____ and $_____ respectively to ICC.

The Company pays Jasman Yee & Associates Inc. (“JYAI”), a company controlled by Jasman Yee, a Company director, for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. For the years ended December 31, 2014, 2013 and 2012, the Company paid $____, $____ and $_____ respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and licenseholders. For the years ended December 31, 2014, 2013 and 2012, the Company paid $____, $____ and $_____ respectively to WWD.”

Notes to the Consolidated Financial Statements, page 98

Note 3. Significant Accounting Policies, page 102

Exploration and evaluation assets, page 102

2.

We note your response to prior comment 10 indicating that you considered the technical feasibility and commercial viability of extracting mineral resources at your San Gonzalo Mine to be demonstrable upon achieving a list of factors. Please expand your accounting policy disclosures herein and under the Note 2. b) to:

•	Clarify how you apply the IFRS 6 paragraph 17 guidance in determining whether to reclassify the exploration and evaluation assets to mineral properties;

•	Disclose the factors you consider in determining whether extracting and processing resources at levels intended by management had been achieved; and

•	Explain how you believe the technical feasibility and commercial viability are demonstrable upon extracting and processing resources at levels intended by management had been achieved.

Response: In our view, our financial statements disclosed the application of IFRS 6 paragraph 17 on transition from exploration and evaluation to production, and disclosed the factors applied in determining whether intended production levels have been reached. In addition, our Form 20-F disclosed the specific factors we considered in determining that the technical feasibility and commercial viability of extracting a mineral resource had been achieved for our San Gonzalo mine. However, as a result of the staff’s comments, we propose to expand Note 2 b) of our future financial statements by adding a second and third paragraph to the Note, as follows:

Securities and Exchange Commission

Division of Corporation Finance

Tia L. Jenkins

Senior Assistant Chief Accountant

January 30, 2015

“The basis for technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•

Installation and consistent operation of all critical capital components. Capital components vary depending on the nature of the resource extraction and mineral processing methods (for example, milling operation or heap leach operation) and are generally included in the technical report for the mineral property;

•	Proven ability of the mineral property to produce a saleable product, often evidenced by successful execution of a bulk sampling program;

•	Mineral recoveries from sampling programs and test operations at, or above, levels necessary for profitable production;

•	Availability of labour for all aspects of a sustainable mining operation, either through the Company’s own workforce, the use of contractors, or a combination thereof;

•

Achievement of consistent levels of resource output (through milling, leaching, or other methods) at a capacity determined by management in consultation with mining specialists to be within design capacity and economic to the mining operation;

•	An operating test period of suitable duration (generally one to three months) to provide evidence of the mine’s ability to sustain ongoing uninterrupted production of mineralized material.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.”

Plant, equipment and mining properties, page 102

3.	We note your response to prior comment 12 regarding your accounting for the development and direct overhead costs prior to the achievement of management’s intended production levels. Please:

•	Clarify why you believe the capitalization of these costs under IFRS 6 is appropriate when the nature of the costs is not within the scope of the guidance;

•

If these costs were capitalized under the IAS 16 guidance, please explain to us in detail how you determined the probable future economic benefits associated with these capitalized costs considering the technical feasibility and commercial viability were not demonstrable.

•	Provide us the amount of development and direct overhead costs you capitalized as exploration and evaluation assets at the San Gonzalo Mine prior to October 1, 2012; and

•

Provide us the amounts of development and direct overhead costs you capitalized as exploration and evaluation assets, as of December 31, 2013 and September 30, 2014, at other properties where extracting and processing resources operation has not achieved the levels intended by management

Securities and Exchange Commission

Division of Corporation Finance

Tia L. Jenkins

Senior Assistant Chief Accountant

January 30, 2015

Response: The term “development” as used in our financial statements does not refer to development properties or development stage activities, each of which have standardized meanings in our industry and neither of which we have attributed to our properties. In our financial statements, and in our January 12, 2015 response letter, we clearly indicate that we do not have any “development”-stage projects.

Our financial statements clearly separate “development”-type costs incurred during the exploration and evaluation stage from “development”-type costs incurred subsequent to the commencement of production at levels intended by management. However, in future financial statements, we will exclude the term “development” from any discussion of our current exploration, evaluation, or mining activities for greater clarity.

In the case of exploration and evaluation assets, our use of the term “development” refers to targeted exploration work including all activities to obtain access to vein structures and obtain other geological and metallurgical data for use in evaluating the technical feasibility and commercial viability of extracting the resource. These costs are appropriately capitalized under IFRS 6 paragraph 9.

In the case of mining property assets, our use of the term “development” refers to extensions of the haulage ramp and installation of related underground infrastructure in order to access resources that have been included in the life of mine plan. The technical feasibility and commercial viability of the life of mine plan is assessed when the mining property asset is transferred from exploration and evaluation assets to property, plant and equipment. We continually monitor these ongoing costs through our monthly budgeting process and weekly operational meetings.

In the context of our response above, the amount of development capitalized as exploration and evaluation assets at the San Gonzalo Mine prior to October 1, 2012 and as of December 31, 2013 and September 30, 2014 at other properties where extracting and processing resources operation has not achieved the levels intended by management was nil in all cases, as we do not have (and did not have) any projects in the development stage.

To-date, the Company has not allocated any direct overhead costs to its exploration and evaluation assets. The costs attributed to exploration and evaluation assets relate to work carried out at the properties or in respect of the properties and do not include any allocations for overhead costs incurred at the Company’s Durango office or at the Company’s head office. In our future financial statements, we will replace the phrase “direct overhead costs” with more descriptive terms to identify the nature of amounts capitalized.

4.

Your response to prior comment 13 does not appear to address our comment; thus, we reissue such comment. IAS 1 paragraph 125 requires an entity to disclose information about the assumptions it makes about the future and other sources of estimation uncertainty at the end of the reporting period. Please tell us and disclose in your asset depreciation and depletion accounting policy a) the methods and assumptions you used to determine the depreciation period or useful life of the mining properties used in calculating the depreciation expense; and b) the depreciation period estimates you used in years 2013, 2012 and 2011.

Securities and Exchange Commission

Division of Corporation Finance

Tia L. Jenkins

Senior Assistant Chief Accountant

January 30, 2015

Response:

a) The methods and assumptions used to determine the useful life of the mining properties is disclosed in Note 3, “Plant, equipment and mining properties” where we state, “After the date that management’s intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property.”

b) In our view, the existing disclosure in Note 2 g) of our financial statements is consistent with IAS 1 paragraph 125. The disclosure of the depletion method and not the depletion base for mining properties is consistent practice by many mining companies that are SEC registrants reporting under IFRS. However, as a result of the staff’s comments, we propose to expand Note 3, “Plant, equipment and mining properties” in our future financial statements with the underlined disclosure as follows: “The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion. As at December 31, 2014, 2013, and 2012, the Company estimated a remaining mine life for San Gonzalo of [●] years, 5.8 years, and 5.4 years respectively.” (The estimated remaining life of the San Gonzalo mine as at December 31, 2014 is being evaluated and will replace the bullet in the proposed note disclosure.)

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to all staff comments. Please contact the undersigned at (604) 682-3701 if additional information is required.

Yours respectfully,

AVINO SILVER & GOLD MINES LTD.

/s/ “Malcolm Davidson”

Malcolm Davidson, CA

Chief Financial Officer